SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13(d)-2(a)

                              DIEDRICH COFFEE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                     253675
                                 (CUSIP Number)

                               Guy P. Lander, Esq.
                           Goodman Phillips & Vineberg
                       430 Park Avenue, New York, NY 10022
                                 (212) 308-8866
 Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 January 9, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:        253675                SCHEDULE 13D           Page 2 of 6 Pages
--------------------------------------------------------------------------------

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Not Applicable)

          Second Cup Limited
          (See Appendix A for a revised list of the Reporting Person's Directors and Officers)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)                                  N/A

5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or (e)                                                [ ]

6.   Citizenship or Place of Organization

          Canada

     Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power.............................854,495

8.   Shared Voting Power.................................0

9.   Sole Dispositive Power........................854,495

10.  Shared Dispositive Power............................0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 854,495

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

13.  Percent of Class Represented by Amount in Row (11)                  6.8%*

14.  Type of Reporting Person                                            CO

* Based upon information contained in the issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 6, 2000. The reporting person makes no representations as to the accuracy of the information contained in such report.



                               (Page 2 of 6 Pages)

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D


Except as set forth below, the information contained in the Reporting Person's
Schedule 13D filed with the Securities and Exchange Commission on November 1, 2000, remains accurate as of the date hereof.

Item 4. Purpose of the Transaction

     The reporting person has decided to reduce its position in the issuer's securities in and orderly manner and, accordingly, since December 2000, has gradually been selling shares of the issuer's securities into the open market.

Item 5. Interest in Securities of the Issuer

     (a) The aggregate number and percentage of the shares of common stock of the issuer (the securities identified on the cover sheet of this Amendment No. 1 to Schedule 13D) that are beneficially owned by the reporting person is set forth in rows 11 and 13 of the second part of the cover page, and such information is incorporated herein by reference.

     (b) The numbers of shares of common stock of the issuer for which the reporting person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in rows 7, 8, 9 and 10, respectively, on the second part of the cover page to this Amendment No. 1 to Schedule 13D, and such information is incorporated herein by reference.

     (c) The following is a complete list of the transactions effected by the reporting person in the securities described in this Amendment No. 1 to Schedule 13D. All of the transactions listed below were effected in the open market.

Date                             Number of Shares Sold        Price ($)
------------------               ---------------------        ----------
December 1, 2000                 50,000                       0.59375
December 8, 2000                 15,000                       0.40625
December 11, 2000                5,000                        0.46875
December 14, 2000                30,000                       0.40638
January 3, 2001                  10,000                       0.625
January 8, 2001                  10,000                       0.625
January 8, 2001                  5,000                        0.687
January 9, 2001                  5,000                        0.625
January 9, 2001                  5,000                        0.625



                               (Page 3 of 6 Pages)

January 16, 2001                 5,000                        1.0625
January 16, 2001                 5,000                        1.0625
January 17, 2001                 5,000                        1.062
January 17, 2001                 20,000                       1.1797
January 17, 2001                 10,000                       1.25
January 18, 2001                 5,000                        1.00
January 18, 2001                 5,000                        1.3125

          The first transaction effected on January 9, 2001, resulted in a change in the beneficial holding of the reporting person in excess of one percent (1%) of the issued and outstanding common stock of the issuer, based upon information contained in the issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 6, 2000. The reporting person makes no representations as to the accuracy of the information contained in such report.

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the issuer's shares of common stock held by the reporting person other than the reporting person.

     (e)  Not applicable.


              (The remainder of this page intentionally left blank)



                               (Page 4 of 6 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: January 23, 2001

                                         Second Cup Limited



                                         By:      /s/ Douglas S. Moffatt
                                                  ------------------------------
                                         Name:    Douglas S. Moffatt
                                         Its:     Senior Vice President and
                                                  Chief Financial Officer



                               (Page 5 of 6 Pages)

                                   APPENDIX A
                   DIRECTORS & OFFICERS - THE SECOND CUP LTD.

Board of Directors:
-------------------

Michael D. Bregman

Louis Bregman

Dian Cohen

Robert Haft

Dale Lastman

Roy Sugden

Hugh Segal

Gabriel Tsampalieros

Bernard Syron

Officers:
---------

Michael D. Bregman, Chairman

Louis Bregman, Executive Vice President

Alton McEwen, Chief Executive Officer

Doug S. Moffatt, Senior Vice President & CFO

Laura Penso, Vice President, Marketing

Shawn MacLeod, Vice President, Operations

Rodger Johnston, Vice President, Design & Construction



                                  (Page 6 of 6)